UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Lordstown Motors Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54405Q100

(CUSIP Number)

Stephen M. Fleming, Esq.

Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140
513-360-4704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 54405Q100

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Workhorse Group Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐

(b)  ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 16,478,402
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 16,478,402

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,478,402

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON*

CO

CUSIP No. 54405Q100

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Workhorse Holdings LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐

(b)  ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 16,478,402
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 16,478,402

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,478,402

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

(12)	TYPE OF REPORTING PERSON*

OO

The following constitutes the Schedule 13G filed by the undersigned. Workhorse Group Inc. and Workhorse Holdings LLC are sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 1.	(a) Name of Issuer:

Lordstown Motors Corp.

(b) Address of Issuer’s Principal Executive Offices:

Lordstown Motors Corp.

2300 Hallock Young Road

Lordstown, OH 4481

Item 2.	(a) Name of Person Filing:

Workhorse Group Inc.

Workhorse Holdings LLC

(b) Address or Principal Business Office or, if None, Residence:

Workhorse Group Inc.

100 Commerce Drive

Loveland, OH 45140

(c) Citizenship:

Workhorse Group Inc. – Nevada

Workhorse Holdings LLC – Delaware

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e) CUSIP No.:

54405Q100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Workhorse Holdings LLC directly holds all 16,478,402 shares. Workhorse Group Inc. is the direct parent of Workhorse Holdings LLC and controls the voting and dispositive power of the shares. Accordingly, the Reporting Parties are treated as beneficially owning all of the shares.

(b) Percent of Class:

Percent of class is based on 164,948,923 shares of Common Stock, par value $0.001, of the issuer outstanding as reported in the issuer’s current report on Form 8-K publicly filed by the issuer with the U.S. Securities and Exchange Commission on October 29, 2020. The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

(c) Number of Shares:

The information required by Item 4(c) is set forth in Rows (5) through (8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 18, 2020

WORKHORSE GROUP INC.

By:	/s/ Duane A. Hughes
Name: Duane A. Hughes
Title: President

WORKHORSE HOLDINGS LLC

By:	/s/ Duane A. Hughes
Name: Duane A. Hughes
Title: Chief Executive Officer